Exhibit 99.1

Company Contact: Mr. Pasquale (Pat) Di Lillo Vice President, Chief Financial and Administrative Officer (514) 397-2592

BIRKS GROUP OBTAINS FAVORABLE AMENDMENTS TO ITS CREDIT FACILITIES

Montreal, Quebec. November 24, 2015- Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI), which operates 48 luxury jewelry stores across Canada, Florida and Georgia, reported favorable amendments to its credit facilities.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “These amendments are a consequence of the improvements in our performance and the results achieved from the implementation of our restructuring plan which we began executing during the prior fiscal year.”

On November 20, 2015, the Company executed amendments to its senior secured credit facilities to remove the requirement to close a recapitalization transaction on or before January 31, 2016. Consequently, this removes the additional reserve of up to $2.5 million that could have been imposed by the senior secured lenders if the Company had not met this condition. As part of the amendments, the minimum required EBITDA levels (calculated on a twelve-month rolling basis as defined in the senior secured credit facilities) were also amended. The minimum adjusted EBITDA levels were reduced for the months of October 2015 through July 2017 to reflect the impact of the weaker Canadian dollar.

In addition, on November 20, 2015, the Company amended the monthly capital repayment amounts of its term loans with Investissement Québec in order to reduce its short-term capital requirements. The impact of the amendment on the first twelve months following the effectiveness of the amendment translates to a reduction of Cdn$2 million (approximately $1.5 million in U.S. dollars) of the monthly capital repayments.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of November 20, 2015, we operated 28 stores under the Birks brand in most major metropolitan markets of Canada, 17 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including the impact of the restructuring plan. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that we will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially are set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.